Mail Stop 6010

December 1, 2006

Michael Sosnowik
Chief Executive Officer and Chief Financial Officer
Lab 123, Inc.
233 Narragansett Avenue
Lawrence, NY 11559

> **Re: Lab 123, Inc.**
> **Registration Statement on Form SB-2, Amendment 1**
> **Filed November 22, 2006**
> **File No. 333-137545**

Dear Mr. Sosnowik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 8. Your response states that you have reduced the number of shares being registered for resale by Barron Partners, the Investor, Biosafe Laboratories, Inc. and Michael Sosnowik. Please tell us whether you have plans to register the shares that were removed from this registration statement at a later date.

2. Your response to comment 8 also states that the Investor has already held the risk of ownership for more than eight months. Given that the private placement

occurred in September 2006, it is not clear why you believe the Investor held the risk of ownership for eight months. In fact, the company was incorporated in August 2006 and has not been in existence for eight months. Please explain.

Prospectus Summary

3. Please revise the first sentence in your summary to delete the statement that you are engaged in the manufacture of clinical diagnostic products. Additional, disclose in the summary that you do not have any experience marketing diagnostic products, have a history of losses and have not generated any revenues.

4. We note that Biosafe has been developing and marketing new clinical diagnostic products for more than 10 years. Have they been marketing any of the products that you have licensed from them? If so, please disclose how long these products have been commercially available. If the products have not been commercially available before now, please disclose this information.

Risk Factors, page 5

We may incur losses and are likely to require additional financing, page 5

5. We note your response to comment 20. The risk factor discussion now states that you may not be able to conduct research and development activities in the future without additional financing. However, it is not clear from the discussion of your business and strategy that you intend to conduct research and development activities. If you intend to conduct research and development activities, please revise the "Business" section to describe these plans. If you do not plan to conduct these activities, revise this risk factor to discuss how your operations or your operating plan will change if funding is not available.

Our success depends, in part, on our ability to obtain patents and license patent rights…, page 8

6. We note your response to comment 23. Please revise the risk factor discussion to discuss the possibility that if another party is successful in bringing a case of patent infringement against you, it may result in you being unable to sell some of your products.

Because we may be subject to the "penny stock" rules, you may have difficulty in selling our common stock, page 20

7. We note your response to comment 30. As it appears your stock is a penny stock, please revise to state that your stock will be subject to the penny stock rules as

opposed to stating that it "may be" subject to the penny stock rules. Alternatively, tell us why you believe it may not be considered a penny stock.

Plan of Distribution, page 14

8. We note your response to comment 38. Please restore the language stating that the selling shareholders may be deemed to be underwriters.

Description of Business, page 17

Technology Platforms, page 19

9. Please explain the following statement on page 21 "While not as 'scientific' as other platforms, the test instruction 'placemat' is a critical component of all of our tests." In what way is your platform not as "scientific" as other platforms? Explain the term "placemat."

10. Please quantify the discussion of the low level of improperly collected samples and disclose who conducted the study and testing.

Markets for our products, page 22

11. Disclose how long your products have been for sale in retail chains and on the internet.

12. You have stated that your diagnostic platforms are sufficiently unique that they are presently for sale in retail chains and on the internet. It is unclear how being sufficiently unique relates to being available for sale in retail chains and on the internet. Please explain.

Financial Statements, pages F-2 thru F-5

13. Please update your financial statements to reflect the interim period ended September 30, 2006 as required by Rule 3-10(g) of Regulation S-B.

Notes to Financial Statements, F-6

Note 3 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

14. We acknowledge your response to our prior comment two. Please tell us and disclose if you have a product return policy and what consideration was given to

that policy in determining that recognizing revenue upon the shipment of products is appropriate when a right of return exist.

15. You state that your operations will be "to license, broker or acquire retail medical diagnostic precuts and services…" Please disclose your revenue recognition policy for the services you intend to provide.

Note 6 – Subsequent Events, page F-10

16. We acknowledge your response to our prior comment three. Your analysis does not sufficiently address the provision of SFAS 133 and EITF 00-19. Based on the disclosed information, including Exhibits 10.3 and 10.4, it appears that several provisions of the agreements may be required to be accounted for as liabilities in accordance with EITF 00-19. These include but are not limited to the requirement to provide registered shares, maintain an effect registration statement covering the underlying shares, and the payment of liquidating damages if the previous provisions are not achieved. As such, we reissue our previous comment. Please provide management's detailed analysis of the transaction supporting your current accounting for the transaction. Please specifically address why management has determined that a liability does not exist regarding the before mentioned provisions. Cite all applicable paragraphs of SFAS 133 and EITF 00-19 and other accounting literature management considered. Additionally, disclose the impact this issuance will have on the financial statements. In your response, ensure that management's assessment addresses the registration rights agreement, the variable conversion price, and other provisions as applicable. Lastly, please tell us how the registration rights agreement and the cashless exercise provision will effect the accounting treatment of the warrants.

Item 26. Recent Sales of Unregistered Securities

17. Please describe the services and quantify the value of the services performed by Leonardo and Kathleen Zangani in exchange for the shares issued on September 6, 2006.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Darren Ofsink
         Guzov Ofsink
         600 Madison Avenue
         New York, NY 10022
         Fax: 212-688-7273